EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

May 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coyuchi, Inc Offering Statement on Form 1-A

Ladies and Gentlemen:

On behalf of Coyuchi, Inc. (the “Company”), we are hereby filing through EDGAR one complete copy of the captioned Offering Statement on Form 1-A (the “Offering Statement”), covering shares of the Company’s Series C Preferred Stock, including one complete copy of the exhibits listed in the Offering Statement as filed therewith.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Eileen Mockus, the Company’s Chief Executive Officer (tel.: (415) 236-1461).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Ms. Eileen Mockus